Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

June 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Attn: Mark Cowan, Esq.

Re:	Transamerica Funds (the “Registrant”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

(File No. 333-230327)

Dear Mr. Cowan:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and the principal underwriter, Transamerica Capital, Inc., respectfully request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-230327) (the “Registration Statement”) so that such Registration Statement may be declared effective on Monday, June 10, 2019, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Cathleen M. Livingstone of Transamerica Asset Management, Inc. at (727) 299-1311, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSAMERICA FUNDS	TRANSAMERICA CAPITAL, INC.

/s/ Rhonda A. Mills	/s/ Vincent J. Toner
Rhonda A. Mills	Vincent J. Toner
Assistant General Counsel and Secretary	Vice President